UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Acadia Pharmaceuticals, Inc.

File No. 333-113137 - CF#37233

Acadia Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 27, 2004.

Based on representations by Acadia Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.15   through February 25, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Vanessa Countryman
                    Acting Secretary